UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Worldpay, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 Par Value Per Share

(Title of Class of Securities)

92210H105

(CUSIP Number)

Fifth Third Bancorp

38 Fountain Square Plaza

Cincinnati, Ohio 45263

Tel No.: (513) 534-3719

Attention: H. Samuel Lind, Senior Vice President and Associate General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92210H105	Page 2 of 10

1.	Names of reporting persons Fifth Third Bancorp 31-0854434
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or place of organization Ohio

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,264,471
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,264,471

11.	Aggregate amount beneficially owned by each reporting person 10,264,471
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.3% (See Item 5)
14.	Type of reporting person (see instructions) HC

CUSIP No. 92210H105	Page 3 of 10

1.	Names of reporting persons Fifth Third Bank 31-0676865
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ohio

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,264,471
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,264,471

11.	Aggregate amount beneficially owned by each reporting person 10,264,471
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.3% (See Item 5)
14.	Type of reporting persons (see instructions) BK

CUSIP No. 92210H105	Page 4 of 10

1.	Names of reporting persons The Retirement Corporation of America 31-1253377
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ohio

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0% (See Item 5)
14.	Type of reporting persons (see instructions) IA

CUSIP No. 92210H105	Page 5 of 10

This Amendment No. 9 to the Statement on Schedule 13D (this “Amendment No. 9”) relates to the Class A common stock, $0.00001 par value per share (“Class A Shares”), of Worldpay, Inc., formerly Vantiv, Inc. (“Worldpay” or the “Company”), a Delaware corporation, and amends the initial statement on Schedule 13D filed by Fifth Third Bancorp, an Ohio corporation (“Bancorp”), Fifth Third Bank, an Ohio banking corporation (“FTB” and, together with Bancorp and The Retirement Corporation of America, an Ohio corporation and a wholly owned subsidiary of Fifth Third Bank (“RCA”), the “Reporting Persons”), and FTPS Partners, LLC, a Delaware limited liability company, with the Securities and Exchange Commission (the “SEC”) on April 2, 2012, as amended by Amendment No. 1 to the initial statement, filed by Bancorp, FTB and FTPS Partners, LLC with the SEC on December 14, 2012, Amendment No. 2 to the initial statement, filed by Bancorp and FTB with the SEC on May 17, 2013, Amendment No. 3 to the initial statement, filed by Bancorp and FTB with the SEC on August 9, 2013, Amendment No. 4 to the initial statement, filed by Bancorp and FTB with the SEC on June 2, 2014, Amendment No. 5 to the initial statement, filed by Bancorp and FTB with the SEC on December 30, 2015, Amendment No. 6 to the initial statement, filed by Bancorp and FTB with the SEC on December 2, 2016, Amendment No. 7 to the initial statement, filed by the Reporting Persons with the SEC on August 8, 2017 and Amendment No. 8 to the initial statement, filed by the Reporting Persons with the SEC on August 9, 2017 (the initial statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 together, the “Initial Statement”). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Initial Statement.

Item 2.	Identity and Background.

Information regarding the executive officers and directors of the Reporting Persons is hereby amended by replacing Exhibit A to the Initial Statement in its entirety with Exhibit A attached hereto.

CUSIP No. 92210H105	Page 6 of 10

Item 4.	Purpose of Transaction.

Item 4 of the Initial Statement is hereby supplemented by inserting the following paragraph after the twenty fourth paragraph thereunder:

“On June 25, 2018, FTB agreed to sell 5,000,000 shares of Class A common stock of Worldpay in a transaction exempt from registration pursuant to Rule 144 under the Securities Act of 1933 (the “2018 Block Sale”). The 2018 Block Sale was completed on June 27, 2018. All of the shares of Class A common stock sold by FTB in the 2018 Block Sale were acquired in exchange for 5,000,000 Class B units of Holding by exercising the Exchange Right granted to FTB under the Exchange Agreement. Immediately following completion of the 2018 Block Sale, FTB held 10,252,826 Class B units of Holding and 10,252,826 shares of Class B common stock of Worldpay.”

CUSIP No. 92210H105	Page 7 of 10

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a)–(d) of Item 5 of the Initial Statement are hereby replaced in their entirety as follows:

a) None of the Reporting Persons currently owns any issued and outstanding shares of Class A common stock of Worldpay for their own account; however, as of June 27, 2018, FTB exercises investment and voting discretion over 11,645 shares of Class A common stock of Worldpay in its trust, investment, banking, advisory and fiduciary capacities for the account of its customers. Bancorp, as a corporate parent of FTB, may be deemed to share with FTB the power to vote and the power to dispose of the Customer Account Shares over which FTB exercises investment and voting discretion. As a result of the foregoing and Bancorp’s and FTB’s ownership of Class B units of Holding and Bancorp’s and FTB’s Exchange Right, Bancorp and FTB beneficially own approximately 3.3% of the Class A common stock of Worldpay. As of June 27, 2018, RCA exercised no investment or voting discretion over any shares of Class A common stock of Worldpay in its trust, investment, banking, advisory and fiduciary capacities for the account of its customers.

Bancorp beneficially owns 10,252,826 Class B units of Holding, consisting of 10,252,826 Class B units of Holding held by FTB, which represent approximately 3.3% of the outstanding units of Holding. FTB beneficially owns 10,252,826 Class B units of Holding, consisting of 10,252,826 Class B units of Holding held directly by FTB, which represent approximately 3.3% of the outstanding units of Holding. The percentage calculations in this Item 5(a) are based on (i) 297,407,507 shares of Class A common stock and 15,252,826 shares of Class B common stock of the Issuer outstanding as of March 31, 2018, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2018 (the “10-Q”), and (ii) 15,252,826 Class B units of Holding outstanding as of March 31, 2018, as reported in the 10-Q, but additionally gives effect to (i) the exchange by Fifth Third Bank of 5,000,000 Class B units of Holding into shares of Class A common stock of the Issuer, effected as described in Item 4 of the Initial Statement, which by operation of the Exchange Agreement and the Issuer’s certificate of incorporation also resulted in the cancellation of 5,000,000 Class B Shares held by Fifth Third Bank and (ii) the 2018 Block Sale.

Neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Exhibit A, owns or has any right to acquire, directly or indirectly, any shares of the Class A common stock of Worldpay.

b) Bancorp and FTB share or, with respect to Customer Account Shares, may be deemed to share, the power to vote or to direct the vote and to dispose or direct the disposition of all shares of Class A common stock of Worldpay indicated in Item 5(a) above. c) Other than for sales of shares of Class A common stock of the Issuer for the account of, and deposits of Customer Account Shares by, FTB’s customers effected or held by FTB in its trust, investment, banking, advisory and fiduciary capacities as described on Exhibit S hereto, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of the persons listed in Exhibit A hereto, has effected any transaction that may be deemed to be a transaction in the Class A common stock of Worldpay during the past 60 days.

d) Other than (with respect to the Customer Account Shares) for the customers on whose behalf such shares of Class A common stock of the Issuer are held by the Reporting Persons, which customers may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A common stock of Worldpay, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common stock of the Issuer that may be deemed to be beneficially owned by the Reporting Persons as provided for herein. No such customer is known to have such right or power with respect to more than five percent of the Class A common stock of the Issuer.

Paragraph (e) of Item 5 of the Initial Statement is hereby amended by adding the following sentences thereto:

e) As described in the 10-Q, Worldpay issued 134.4 million shares of Class A common stock in connection with the Worldpay Acquisition, which resulted in Bancorp and FTB becoming the beneficial owners of less than 5% or more of the Class A common stock of Worldpay. As a result of the 2018 Block Sale, Bancorp and FTB are the beneficial owners of approximately 3.3% of the Class A common stock of Worldpay. Therefore, this Amendment No. 9 is an exit filing with respect to the Reporting Persons.

CUSIP No. 92210H105	Page 8 of 10

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial Statement is hereby amended and supplemented as follows:

Exhibit	Description

Exhibit A	Directors and Executive Officers of Fifth Third Bancorp, Fifth Third Bank and The Retirement Corporation of America

Exhibit S	Transactions in Class A Common Stock

CUSIP No. 92210H105	Page 9 of 10

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2018

Fifth Third Bancorp

By:	/s/ James C. Leonard
Name:	James C. Leonard
Title:	Executive Vice President and Treasurer

Fifth Third Bank

By:	/s/ James C. Leonard
Name:	James C. Leonard
Title:	Executive Vice President and Treasurer

CUSIP No. 92210H105	Page 10 of 10

The Retirement Corporation of America

By:	/s/ Michael Speaker
Name:	Michael Speaker
Title:	Assistant Secretary

Exhibit A

DIRECTORS AND EXECUTIVE OFFICERS OF FIFTH THIRD BANCORP AND FIFTH THIRD BANK

The following tables set forth the name and present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and citizenship of each director and executive officer of Fifth Third Bancorp and Fifth Third Bank. The business address of each such person whose principal occupation or employment is with Fifth Third Bancorp or Fifth Third Bank is c/o Fifth Third Bancorp at 38 Fountain Square Plaza, Cincinnati, Ohio 45263.

DIRECTORS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRINCIPAL BUSINESS AND BUSINESS ADDRESS	CITIZENSHIP
Greg D. Carmichael, Chair	President & CEO, Fifth Third Bancorp 38 Fountain Square Plaza Cincinnati, Ohio 45263	United States

Nicholas K. Akins	Chairman, President and Chief Executive Officer, American Electric Power 1 Riverside Plaza Columbus, Ohio 43215	United States

B. Evan Bayh III	Partner, McGuire Woods LLP 2001 K Street Suite 400 Washington, DC 20006-1040	United States

Jorge L. Benitez	Former CEO, U.S. and Senior Managing Director (North America), Accenture 151 Fiesta Way Ft. Lauderdale, FL 33301	United States

Katherine B. Blackburn	Executive Vice President, Cincinnati Bengals, Inc. One Paul Brown Stadium Cincinnati, OH 45202	United States

Emerson L. Brumback	Former President and COO, M&T Bank 13635 Carnoustie Circle Dade City, FL 33525	United States

Jerry W. Burris	Former CEO and President, Associated Materials Group, Inc. 715 Club Drive Aurora, OH 44202	United States

Gary R. Heminger	President and CEO, Marathon Petroleum Corporation 539 South Main Street Findlay, OH 45840	United States

DIRECTORS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRINCIPAL BUSINESS AND BUSINESS ADDRESS	CITIZENSHIP
Jewell D. Hoover	Principal and bank consultant, Hoover and Associates, LLC 3018 Kings Manor Drive Matthews, NC 28104	United States

Eileen A. Mallesch	Former Senior Vice President and CFO, Nationwide Property & Casualty Segment, National Mutual Insurance Company 1217 Sanctuary Place Gahanna, Ohio 43230	United States

Michael B. McCallister	Former Chairman of the Board of Directors and CEO, Humana Inc. 8644 N. Morning Glory Rd. Paradise Valley, AZ 85253	United States

Marsha C. Williams	Former Senior Vice President and CFO, Orbitz Worldwide, Inc. 500 Port Republic St. Beaufort, SC 29902	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP
Greg D. Carmichael	President & Chief Executive Officer, Fifth Third Bancorp	United States

Lars C. Anderson	Executive Vice President and Chief Operating Officer, Fifth Third Bancorp	United States

Frank R. Forrest	Executive Vice President & Chief Risk Officer, Fifth Third Bancorp	United States

Mark D. Hazel	Senior Vice President & Controller, Fifth Third Bancorp	United States

James C. Leonard	Executive Vice President & Treasurer, Fifth Third Bancorp	United States

Philip R. McHugh	Executive Vice President, Fifth Third Bancorp	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP
Jude E. Schramm	Executive Vice President & Chief Information Officer	United States

Robert P. Shaffer	Executive Vice President & Chief Human Resources Officer	United States

Timothy Spence	Executive Vice President & Chief Strategy Officer, Fifth Third Bancorp	United States

Teresa J. Tanner	Executive Vice President & Chief Administrative Officer, Fifth Third Bancorp	United States

Tayfun Tuzun	Executive Vice President & Chief Financial Officer, Fifth Third Bancorp	United States

Susan B. Zaunbrecher	Executive Vice President, Chief Legal Officer & Corporate Secretary	United States

DIRECTORS OF FIFTH THIRD BANK	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP
Greg D. Carmichael, Chair	President & CEO, Fifth Third Bancorp 38 Fountain Square Plaza Cincinnati, Ohio 45263	United States

Nicholas K. Akins	Chairman, President and Chief Executive Officer, American Electric Power 1 Riverside Plaza Columbus, Ohio 43215	United States

B. Evan Bayh III	Partner, McGuire Woods LLP 2001 K Street Suite 400 Washington, DC 20006-1040	United States

Jorge L. Benitez	Former CEO, U.S. and Senior Managing Director (North America), Accenture 10 Venetian Way, Unit 1103 Miami Beach, FL 33139	United States

Katherine B. Blackburn	Executive Vice President, Cincinnati Bengals, Inc. One Paul Brown Stadium Cincinnati, OH 45202	United States

Emerson L. Brumback	Former President and COO, M&T Bank 13635 Carnoustie Circle Dade City, FL 33525	United States

Jerry W. Burris	Former CEO and President, Associated Materials Group, Inc. 715 Club Drive Aurora, OH 44202	United States

Gary R. Heminger	President and CEO, Marathon Petroleum Corporation 539 South Main Street Findlay, OH 45840	United States

Jewell D. Hoover	Principal and bank consultant, Hoover and Associates, LLC 3018 Kings Manor Drive Matthews, NC 28104	United States

DIRECTORS OF FIFTH THIRD BANK	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP
Eileen A. Mallesch	Former Senior Vice President and CFO, Nationwide Property & Casualty Segment, National Mutual Insurance Company 1217 Sanctuary Place Gahanna, Ohio 43230	United States

Michael B. McCallister	Former Chairman of the Board of Directors and CEO, Humana Inc. 8644 N. Morning Glory Rd. Paradise Valley, AZ 85253	United States

Marsha C. Williams	Former Senior Vice President and CFO, Orbitz Worldwide, Inc. 500 Port Republic Street Beaufort, SC 29902	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANK	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP
Greg D. Carmichael	President & Chief Executive Officer, Fifth Third Bancorp	United States

Lars C. Anderson	Executive Vice President and Chief Operating Officer, Fifth Third Bancorp	United States

Frank R. Forrest	Executive Vice President & Chief Risk Officer, Fifth Third Bancorp	United States

Mark D. Hazel	Senior Vice President & Controller, Fifth Third Bancorp	United States

James C. Leonard	Executive Vice President & Treasurer, Fifth Third Bancorp	United States

Philip R. McHugh	Executive Vice President, Fifth Third Bancorp	United States

Jude E. Schramm	Executive Vice President & Chief Information Officer	United States

Robert P. Shaffer	Executive Vice President & Chief Human Resources Officer	United States

Timothy Spence	Executive Vice President & Chief Strategy Officer, Fifth Third Bancorp	United States

Teresa J. Tanner	Executive Vice President & Chief Administrative Officer, Fifth Third Bancorp	United States

Tayfun Tuzun	Executive Vice President & Chief Financial Officer, Fifth Third Bancorp	United States

Susan B. Zaunbrecher	Executive Vice President, Chief Legal Officer & Corporate Secretary	United States

DIRECTORS OF THE RETIREMENT CORPORATION OF AMERICA	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRINCIPAL BUSINESS AND BUSINESS ADDRESS	CITIZENSHIP

Michael Butera	Head of Retail Banking, EVP 38 Fountain Sq. Plaza., Cincinnati OH 45263	United States

Michael Collins	President, Retirement Corp of America, VP 10300 Alliance Rd Ste 100, Cincinnati OH 45242	United States

Gerald Brady Coogan	Line of Business CFO, Sr. VP 38 Fountain Sq. Plaza., Cincinnati OH 45263	United States

Howard Hammond	Managing Director, FTS, Sr. VP 38 Fountain Sq. Plaza., Cincinnati OH 45263	United States

Brian D. Lamb	Head of Wealth and Asset Management, EVP 38 Fountain Sq. Plaza., Cincinnati OH 45263	United States

Jonathan Reynolds	Managing Director, IMG and CIO, Sr. VP 38 Fountain Sq. Plaza., Cincinnati OH 45263	United States

Susan Vogel-Vanderson	Chief Fiduciary Officer and Dir, Bus Control, Sr. VP 111 Lyon St., N. W. Grand Rapids, MI 49503	United States

EXECUTIVE OFFICERS OF THE RETIREMENT CORPORATION OF AMERICA	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRINCIPAL BUSINESS AND BUSINESS ADDRESS	CITIZENSHIP

Michael Collins	President, Retirement Corp of America, VP 10300 Alliance Rd Ste 100, Cincinnati OH 45242	United States

Gerald Brady Coogan	Line of Business CFO, Sr. VP and Treasurer 38 Fountain Sq. Plaza., Cincinnati OH 45263	United States

Diane Hulls	Compliance Director, VP 401 S. 4th St., Louisville, KY 40202	United States

Gary Klein	Assistant General Counsel, VP and Secretary 38 Fountain Sq. Plaza., Cincinnati OH 45263	United States

Michael Speaker	Deputy General Counsel, Sr. VP and Asst. Secretary 38 Fountain Sq. Plaza., Cincinnati OH 45263	United States

Exhibit S

Transactions in Class A Common Stock

Name	Transaction Date	Settlement Date	Sale/Deposit	No. of Shares	Unit Price	Trade Amount
Fifth Third Bank	May 8, 2018	May 10, 2018	Sale*	90	$ 83.601	$ 7,524.09
Fifth Third Bank	June 8, 2018	N/A	Deposit**	100	N/A	N/A
Fifth Third Bank	June 8, 2018	N/A	Deposit**	100	N/A	N/A
Fifth Third Bank	June 15, 2018	June 19, 2018	Sale*	521	$ 84.90	$ 44,232.90

*   Sale of Customer Account Shares on behalf of a customer

** Deposit of Customer Account Shares by customer.

S-1